Aurora Cannabis Announces $200 Million Debt Facility with BMO

Major Non-Dilutive Financing Deal with Canadian Tier 1 Bank Represents Significant Milestone in the Cannabis Sector

TSX: ACB

EDMONTON, June 26, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has agreed to a new $200 million debt facility, with a potential upsize to $250 million, with the Bank of Montreal ("BMO").

The facility will consist of a $150 million term loan and a $50 million revolving credit facility (together, the "Loans"), both of which will mature in 2021. A short period after the implementation of Bill C-45 in October 2018, the Company may request an increase of up to a further $45 million to the term loan subject to agreement by BMO and satisfaction of certain legal and business conditions. BMO will also be providing up to $5 million in other credit instruments. Closing of the debt facility is subject to completion of final due diligence, negotiation of definitive documentation, and satisfaction of conditions precedent customary to a financing of this nature.

The debt facility will be primarily secured by Aurora's production facilities, including Aurora Sky, Aurora Mountain, and Aurora Vie. Strategically located at Edmonton International Airport, Aurora Sky is the world's most technologically advanced cannabis facility, projected to produce in excess of 100,000 kg per year of high-quality cannabis at low per gram costs, and slated to deliver its first harvest this week.

"Having successfully met all of BMO's stringent risk assessment and other due diligence criteria to establish this facility reflects well on the maturity, progress and prospects of Aurora, as well as the quality and economic value of our production facilities," said Terry Booth, CEO. "This is by far the largest traditional debt facility in the cannabis industry to date. The funds provide us additional fuel to complement our end-to-end portfolio of vertically integrated, geographically and horizontally diversified assets, aimed at building a pre-eminent global cannabis company with a superior margin profile.

Glen Ibbott, CFO of Aurora, added, "The shift to traditional debt financing is significant. Our cost of capital continues to decrease, providing us a distinct competitive advantage as we execute on our growth strategy. The non-dilutive nature and attractive pricing are consistent with Aurora's commitment to generating shareholder value. We believe this is a major milestone in the cannabis industry and a validation of our operational effectiveness. It also marks an exciting new stage of our long-term relationship with BMO, a Tier 1 bank with a sterling domestic and international reputation."

The Loans can be repaid without penalty at Aurora's discretion. The pricing of the Loans is a set margin over the BMO CAD Prime Rate or a Bankers' Acceptance of appropriate term. Based on the current BMO CAD Prime Rate, the interest payable is expected to be in the mid to high 4% per annum range over the term of the Loans.

More details on this new sector benchmark debt facility can be found in the Company's documents once filed on www.sedar.com.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. The Company is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of the Company's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website https://investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

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SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/26/c3949.html

%SEDAR: 00025675E

For further information: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 26-JUN-18